U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Meyers, David P.

1534 North Decatur Road

Atlanta, Georgia 30307

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2. Issuer Name and Ticker or Trading Symbol: E-Z-EM, Inc. (EZM.A, EZM.B)

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year: September 2002

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5. If Amendment, Date of Original (Month/Year): N/A

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6. Relationship of Reporting Person to Issuer

(Check all applicable)

[X] Director [X] 10% Owner

[ ] Officer (give title below) [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

[X] Form filed by one Reporting Person

[ ] Form filed by more than one Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security (Instr. 3)	2. TransactionDate	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
	(mm/dd/yy)	Code	V	Amount	(A) or (D)	Price
Class A common stock							156,750	D
Class A common stock							154,801	I	Remainder interest
Class A common stock	6/9/02	J		80,368.88	A	$7.85	80,368.88	I	Thru 22.55% ownership of partnership
Class A common stock	6/9/02	J		59,622.88	A	$7.85	59,622.88	I	Thru 22.55% ownership of partnership
Class A common stock	6/9/02	J		25,375.89	A	$7.85	25,375.89	I	Thru spouse's 7.12% ownership of partnership
Class A common stock	6/9/02	J		18,825.49	A	$7.85	18,825.49	I	Thru spouse's 7.12% ownership of partnership
Class B common stock							220,051	D
Class B common stock							205,331.67	I	Remainder interest
Class B common stock	6/9/02	J		133,520.13	A	$6.30	133,520.13	I	Thru 22.55% ownership of partnership
Class B common stock	6/9/02	J		63,501.25	A	$6.30	106,354.14	I	Thru 22.55% ownership of partnership
Class B common stock							1,909	I	Shares owned by spouse
Class B common stock	6/9/02	J		42,158.02	A	$6.30	42,158.02	I	Thru spouse's 7.12% ownership of partnership
Class B common stock	6/9/02	J		20,050.06	A	$6.30	33,580.55	I	Thru spouse's 7.12% ownership of partnership

Explanation of Responses:

* On June 9, 2002, the Meyers Family Limited Partnership ("MFLP") acquired 620,806 shares of Class A common stock for $7.85 per share, and 873,709 shares of Class B common stock for $6.30 per share. Prior to the transaction, the MFLP owned 190,035 shares of Class B common stock. The Reporting Person owns 22.55% of the MFLP, and his spouse owns 7.12% of the MFLP, and the beneficial interest of the Reporting Person is calculated as the Reporting Person's and his spouses pro rata interest in the securities owned by the MFLP based on their percentage ownership therein. The Reporting Person denies beneficial ownership of any securities owned by the MFLP except to the extent of this percentage beneficial interest therein.

** The Reporting Person owns a remainder interest in 154,801 shares of Class A common stock, and 205,331.67 shares of Class B common stock. The life estate is determined by the life of the Reporting Person's mother. The Reporting Person's mother owns the life estate with respect to 36,000 shares of Class A common stock, and the life estate interest in the balance of the Class A and Class B common shares was transferred to the MFLP in the June 9, 2002 conveyance described above.

*** The Reporting Person's share ownership differs from prior reports as result of the inclusion of additional shares of Class B common stock that had been distributed in stock dividends on the Class A and B shares, but which were only recently issued in certificate form.

**** The Reporting Person may have the right to additional shares of Class A or Class B common stock as the result of the distribution of shares that may still be titled in his deceased father's name. An additional or amended Form 4 or 5 will be filed which the amount of such shares is known to report any additional ownership interest acquired as result of the administration of the estate.

If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (month/date/year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at end of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Class B Stock Options	$9.00	6/1/02	A		1,000		6/1/03	5/31/12	Class B common stock	1,000	N/A	5,000	D	N/A

Explanation of Responses:

/s/ David P. Meyers	October 3, 2002
Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.